Exhibit 99.5

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release. The information contained in this news release is unaudited.

BCE reports second quarter 2022 results

●	Consolidated adjusted EBITDA[1] up 4.6% driven by 3.8% service revenue growth
●

Net earnings of $654 million, down 10.9%, with net earnings attributable to common shareholders of $596 million, or $0.66 per common share, down 13.2%; adjusted net earnings[1] of $791 million generated adjusted EPS[1] of $0.87, up 4.8%

●

Wireless operating momentum continues: 110,761 mobile phone net subscriber activations, up 139.5%; best-ever quarterly postpaid churn[2] rate of 0.75%; 3.8% higher mobile phone blended ARPU[3]; and strong service revenue and adjusted EBITDA growth of 7.8% and 8.3% respectively

●	Next evolution of 5G underway with the launch of mobile 5G+, delivering Bell’s fastest mobile speeds ever
●	Retail Internet net activations up 27.9% to 22,620 with 8% residential Internet revenue growth; on track to deliver approximately 900,000 new fibre locations in 2022
●

Broadband leadership underscored with upcoming launches of 8 Gbps symmetrical pure fibre Internet service in select areas of Toronto with data upload speeds 250 times faster than cable, and Wi-Fi 6E technology; and newly launched Fibe TV service powered by Google Android TV

●	Media revenue up 8.7% with 5.6% adjusted EBITDA growth; digital revenue[4] up 55%
●	Reconfirming all 2022 financial guidance targets

MONTRÉAL, August 4, 2022 – BCE Inc. (TSX, NYSE: BCE) today reported results for the second quarter (Q2) of 2022.

“The Bell team continues to deliver for all the stakeholders we serve. Q2 marked another quarter of consistent operational execution, demonstrating that our strategy to reach more Canadians in communities large and small across our footprint with the best network technologies, as well as our efforts to champion the customer experience is the right approach to move us forward,” said Mirko Bibic, President and CEO of BCE and Bell Canada.

“We continue to see momentum in wireless with 110,761 mobile phone net subscriber activations and strong service revenue growth. Our retail Internet net activations were also up 27.9% with 8% residential Internet revenue growth. These excellent results are a testament to the significant and unprecedented investments we’re making in network connectivity, reliability, and our fibre footprint expansion. In addition, our continued investments in customer experience and digital support options are encouraging customers to stay with Bell, as reflected in a third

1 Adjusted EBITDA is a total of segments measure, adjusted net earnings is a non-GAAP financial measure and adjusted EPS is a non-GAAP ratio. Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on these measures.

2 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on churn.

3 Mobile phone blended ARPU is calculated by dividing wireless operating service revenues by the average mobile phone subscriber base for the specified period and is expressed as a dollar unit per month. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on blended ARPU.

4 Digital revenues are comprised of advertising revenue from digital platforms including web sites, mobile apps, connected TV apps and OOH digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from direct-to-consumer services and Video on Demand services.

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consecutive quarter of improved churn for our wireless, residential Internet and Fibe TV services.

The Bell team continues to be there for our customers with reliable, robust networks and innovative products and services. By the end of the year, we will have invested $14 billion since 2020, including planned capital expenditures of approximately $5 billion for 2022, the highest amount ever by a Canadian telecom company in both a single year and over a three-year cycle. These massive investments are going towards our fibre-to-the-home and 5G wireless core networks, ongoing expansion into rural and remote communities, as well as on boosting capacity and ensuring resiliency. Most importantly, we’re investing in our people. We welcomed 570 new grads and interns to our team across the country, and are looking to hire over 1,000 team members with high-tech skills by the end of this year.”

KEY BUSINESS DEVELOPMENTS

Building the Best Networks

Bell expanded availability of its 3-gigabit per second symmetrical Internet service to Québec City and announced that 8-gigabit per second symmetrical Internet speeds will be available for customers in the coming months, starting in Toronto this Fall. Bell is also launching Wi-Fi 6E, the fastest Wi-Fi technology available today. Bell expanded pure fibre Internet access to approximately 160,000 additional homes and businesses in London, Ontario; approximately 5,000 in Kingsville, Ontario; and over 20,000 homes and businesses in New Brunswick. Bell continued to work closely with governments on projects to bring broadband access to remote and other hard to serve areas including to the Rural Municipality of Kingston in conjunction with the PEI Broadband Fund and the Municipality of Kingston, and in Northern Québec and Newfoundland and Labrador with the federal Universal Broadband Fund.

5G Leadership and Technology Innovation

Bell announced the commercial availability of 5G+ in Toronto and parts of Southern Ontario, the next evolution of 5G using the 3500 MHz spectrum obtained in the ISED auction last year. Bell expects to cover approximately 40% of the Canadian population with 5G+ by the end of 2022, including the Greater Toronto Area, Halifax, Nova Scotia, St. John’s, Newfoundland and Sherbrooke, Québec. Bell also announced the upcoming rollout of its nationwide 5G standalone core to enable the development and delivery of new and more advanced services with lower latency and greater capacity. Bell continues to work with partners on 5G and network innovations including Numana in Québec on an open quantum telecommunications network and The PIER in Halifax for a 5G-ready wireless private network at its innovation hub.

Delivering compelling content

Bell Media signed a long-term agreement with the NFL to continue to be the exclusive television broadcast partner of the NFL in Canada with TSN, CTV and RDS airing games across the country. TSN, RDS, CTV and Noovo delivered extensive coverage of the Formula1 Canadian Grand Prix, and TSN and RDS kicked off the CFL 2022 season. Bell Media announced the details of its English and French language Fall 2022 – Winter 2023 slate as part of its Upfront 22 and Futur 22 events, including nearly 100 titles of original programming. The Amazing Race Canada is back after a two-year hiatus with Season 8 on CTV, Crave Original Canada’s Drag Race Season Three is now streaming on Crave, and Shoresy was the most-watched Canadian series launch on Crave.

Bell kicked off the summer festival season supporting marquee events across the country including an expansion of its sponsorship agreement with evenko as presenting sponsor of Osheaga, îLESONIQ and LASSO Montréal festivals, presenting sponsor of the Cavendish Beach Music Festival in PEI, the Area 506 festival in New Brunswick, and the Bell Grandstand

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Show at the Calgary Stampede. Bell continues to be a leader in Canada’s rapidly growing esports community with the renewal and expansion of its partnership with OverActive Media, a global esports and entertainment organization, and the recent unveiling of the Raptors Uprising gaming hub, the Bell Gaming Centre. Bell Fibe TV customers in Ontario and Québec can now enjoy new capabilities and features including access to the Google Play app catalogue, voice remote powered by Google Assistant, universal search and Cloud PVR, backed by Google Android TV.

Bell for Better: Better World, Better Communities, Better Workplace

Bell was the highest ranked telco in the world and #4 overall in Canada on the Best 50 Corporate Citizens list compiled by Corporate Knights. Bell’s science-based targets for greenhouse gas emissions reduction have been approved by the Science Based Targets initiative (SBTi)1. Science-based targets are emissions reduction targets in line with what the latest climate science deems necessary to meet the goals of the Paris Agreement to limit global warming to 1.5°C above pre-industrial levels. Bell achieved ISO 50001 certification of its energy management system for a third consecutive year, and is the first communications company in North America to have its energy management system ISO 50001 certified. IDC Canada once again named Bell as a cybersecurity services leader in their annual Canadian Security Services Vendor Assessment report, the only telecommunications company in Canada to be recognized as a leader five times in a row by IDC. The Winnipeg Blue Bombers and Bell MTS announced a new grant program to help over 100 youth play football this year. Northwestel sold its fibre-to-the-home assets in Yukon to a group of 13 First Nation development corporations, as part of the Shared Pathways Network partnership with the consortium.

Bell welcomed 570 new grads and interns, and we continue to exceed our BIPOC diversity target of 40%. Bell also plans to hire over 1,000 people for highly-skilled technical roles this year including in AI/ML, Cloud, Cybersecurity, 5G and software development. Bell became a member of the Tent Partnership for Refugees to explore hiring and training opportunities for refugees in the private sector.

1 For more information about our science-based targets, please refer to page 19 of our BCE’s 2021 Annual Information Form dated March 3, 2022

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BCE Q2 RESULTS

Financial Highlights

($ millions except per share amounts) (unaudited)	Q2 2022	Q2 2021	% change

BCE

Operating revenues	5,861	5,698	2.9%

Net earnings	654	734	(10.9%)

Net earnings attributable to common shareholders	596	685	(13.0%)

Adjusted net earnings	791	751	5.3%

Adjusted EBITDA	2,590	2,476	4.6%

Net earnings per common share (EPS)	0.66	0.76	(13.2%)

Adjusted EPS	0.87	0.83	4.8%

Cash flows from operating activities	2,597	2,499	3.9%

Capital expenditures[1]	(1,219)	(1,210)	(0.7%)

Free cash flow[1,2]	1,333	1,245	7.1%

“Bell’s Q2 financial results continued to demonstrate our disciplined focus on profitable customer growth and effective management of challenging global macroeconomic conditions, as evidenced by another quarter of healthy consolidated revenue, adjusted EBITDA and free cash flow growth that remain in line with our financial guidance targets for 2022, supporting sustainable value creation for all stakeholders,” said Glen LeBlanc, Chief Financial Officer for BCE and Bell Canada.

“This strong consolidated financial performance was underpinned by standout results across the organization, highlighted by strong wireless service revenue growth of 7.8%, 8% higher residential Internet revenue, an 8.7% increase in total media revenue, and year-over-year increases in adjusted EBITDA at all Bell operating segments.

Our balance sheet remains very healthy with availability liquidity3 at the end of Q2 of approximately $3.1 billion, including $596 million in cash, substantial recurring cash flow, a defined benefit plan that is stronger than ever, as well as good predictability over debt service costs given no near-term debt re-financing requirements and a high proportion of fixed-rate debt. Overall, we have the financial strength and flexibility to execute on our strategic priorities and capital markets objectives for 2022.”

●

BCE operating revenue increased 2.9% over Q2 2021 to $5,861 million, due to 3.8% higher service revenue of $5,233 million, driven by strong wireless, residential Internet and media growth. Product revenue was down 4.6% to $628 million, largely reflecting lower year-over-year business wireline data equipment sales.

●

Net earnings declined 10.9% to $654 million and net earnings attributable to common shareholders totalled $596 million, or $0.66 per share, down 13.0% and 13.2% respectively. The year-over-year decreases were driven mainly by higher other expense, reflecting net

1 In Q2 2022, we applied the IFRIC Agenda Decision on Demand Deposits with Restrictions on Use arising from a Contract with a Third Party (IAS 7 – Statement of Cash Flows) retrospectively to each prior period presented. For further details, refer to Note 2, Basis of presentation and significant accounting policies in our Q2 2022 shareholder report.

2 Free cash flow is a non-GAAP financial measure. Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on this measure.

3 Available liquidity is a non-GAAP financial measure. Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on this measure.

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mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation, higher depreciation and amortization expense and increased severance, acquisition and other costs, partly offset by higher adjusted EBITDA, lower year-over-year asset impairment charges and a higher net return on post-employment benefit plans. Adjusted net earnings were up 5.3% to $791 million, delivering a 4.8% increase in adjusted EPS to $0.87.

●

Adjusted EBITDA grew 4.6% to $2,590 million, reflecting year-over-year increases at all Bell operating segments. BCE’s consolidated adjusted EBITDA margin[1] increased 0.7 percentage points to 44.2% from 43.5% in Q2 2021, due to the flow-through impact of strong service revenue growth and a decline in low-margin product sales.

●

BCE capital expenditures were $1,219 million, up 0.7% from $1,210 million in Q2 2021, corresponding to a capital intensity[2] of 20.8%, compared to 21.2% last year. Capital expenditures this quarter were focused on the continued accelerated rollout of Bell’s pure fibre and wireless 5G networks.

●

BCE cash flows from operating activities increased 3.9% to $2,597 million compared to Q2 2021, reflecting higher adjusted EBITDA, lower severance and other costs paid and reduced contributions to post-employment benefit plans due to a contribution holiday in 2022, partly offset by lower cash from working capital and higher cash taxes paid.

●

Free cash flow was $1,333 million, up 7.1% from $1,245 million in Q2 2021, as higher cash flows from operating activities, excluding acquisition and other costs paid, was partly offset by increased capital expenditures.

Q2 OPERATING RESULTS BY SEGMENT

Bell Wireless

●	Total wireless operating revenue increased 5.5% to $2,246 million.
●

Service revenue grew 7.8% to $1,703 million, driven by larger mobile phone and connected device subscriber bases and higher blended mobile phone ARPU that reflected higher roaming revenue due mainly to higher international travel volumes with the easing of COVID-related global travel restrictions.

●	Product revenue decreased 0.9% to $543 million as a result of fewer device upgrades by existing subscribers.
●	Wireless adjusted EBITDA increased 8.3% to $1,049 million on the flow-through of strong service revenue growth, yielding a 1.2 percentage-point margin increase to 46.7%.
●	Bell added 110,761 total net new postpaid and prepaid mobile phone subscribers[3], 139.5% higher than 46,247 in Q2 2021.
●

Postpaid mobile phone net subscriber activations totaled 83,197, compared to 44,433 in Q2 2021. The significant 87.2% increase was the result of an 8 basis-point improvement in mobile phone customer churn to 0.75% — our best-ever postpaid churn result, and a 9.8% increase in gross subscriber activations driven by greater retail store traffic compared to last year, continued 5G momentum, immigration growth, as well as improved business customer demand.

●

Bell’s prepaid mobile phone net subscriber activations were 27,564, up significantly from 1,814 in Q2 2021. The year-over-year increase was the result of 40.7% higher gross activations, reflecting greater market activity, including increased immigration and travel to

1 Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on adjusted EBITDA margin.

2 Capital intensity is defined as capital expenditures divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on capital intensity.

3 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on subscriber (or customer) units.

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Canada, which also contributed to a higher customer churn rate of 4.41%, up from 3.98% in Q2 2021.

●

Bell’s mobile phone customer base totalled 9,602,122 at the end of Q2, a 4.2% increase over last year, comprising 8,747,472 postpaid subscribers, up 4.1%, and 854,650 prepaid customers, up 5.9% from last year.

●

Blended mobile phone ARPU grew 3.8% to $59.54, driven by increased roaming revenue consistent with the return of international travel as COVID restrictions eased, and our continued focus on higher-value subscriber loadings across all our postpaid and prepaid brands.

●

Bell’s mobile connected device subscriber base¹ declined by 344, compared to a net increase of 47,449 in Q2 2021, due to higher data device net losses, reflecting fewer low-ARPU tablet transactions as well as higher business IoT deactivations driven largely by one customer. Mobile connected device subscribers totalled 2,298,327 at the end of Q2, an increase of 5.5% over last year.

Bell Wireline

●	Total wireline operating revenue decreased 0.3% to $2,995 million, compared to Q2 2021.
●

Wireline service revenue was up 0.6% to $2,909 million, driven by higher residential Internet revenue and a regulatory charge from Q2 2021 related to the CRTC’s decision on final aggregated rates for wholesale Internet access that did not recur this year. This was partly offset by ongoing declines in legacy voice, data and satellite TV services, reduced sales of IP connectivity and business service solutions revenue[1], reflecting delayed project spending by large enterprise customers because of ongoing data equipment supply chain disruptions, and the sale of Createch on March 1, 2022.

●	Product revenue decreased 23.2% to $86 million, due mainly to lower sales of data equipment to enterprise business customers attributable to global supply chain constraints.
●

Wireline adjusted EBITDA grew 1.7% to $1,315 million, which benefitted from the non-recurrence of the wholesale Internet regulatory impact from Q2 2021 noted above. A 1.8% reduction in operating costs also contributed to higher wireline adjusted EBITDA and a 0.8 percentage-point improvement in margin to 43.9% this quarter, despite the unfavourable impact of unusually high storm-related costs and inflationary pressure particularly on fuel and labour costs.

●

Bell added 22,620 net new retail Internet subscribers[2], up 27.9% from 17,680 in Q2 2021, driven by higher customer gross activations and lower churn within Bell’s rapidly-expanding direct fibre service footprint and improved year-over-year small business performance. Within Bell’s all-fibre footprint, retail Internet net subscriber activations were 36,473, up 19.5% over last year. Retail Internet subscribers totalled 3,977,387 at the end of Q2, up 6.1% from last year.

●	Bell TV added 3,838 net new retail IPTV subscribers[2], compared to 4,540 in Q2 2021. At the end of Q2, Bell served 1,907,564 retail IPTV subscribers, a 4.7% increase compared to Q2 2021.
●

Retail satellite TV net subscriber[2] losses were 15,365, up from 9,468 in Q2 2021, reflecting fewer seasonal residential activations and increased churn compared to last year when we experienced fewer customer deactivations due to COVID. Bell’s retail satellite TV customer base totalled 816,583 at the end of Q2, down 8.9% from last year.

1 Business service solutions revenues are comprised of managed services, which include network management, voice management, hosting and security, and professional services, which include consulting, integration and resource services.

2 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on subscriber (or customer) units.

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●

Retail residential NAS[2] net losses totalled 52,712, compared to 51,292 in Q2 2021. Bell’s retail residential NAS customer base totalled 2,207,004 at the end of Q2, a 7.3% decline compared to last year.

Bell Media

●

Media operating revenue increased 8.7% to $821 million compared to Q2 2021, driven by the return of the F1 Canadian Grand Prix, continued strong digital media growth, advertising increases across Bell Media’s specialty TV sports and news services, stronger radio and out of home advertiser demand as the COVID recovery continues, and higher subscriber revenue from Crave streaming subscriber growth.

●	Digital revenue grew 55%, the result of strong Crave direct-to-consumer growth and continued rapid scaling of our strategic audience management (SAM) TV media sales tool.
●	TSN and RDS are Canada’s top-ranked English and French-language sports networks for the 2021/2022 broadcast year to date.
●	Noovo has outpaced its French-language conventional TV competitors in viewership growth for the 2021/2022 broadcast year to date with primetime audiences up 5%.
●

Adjusted EBITDA was up 5.6% to $226 million on the flow-through of higher year-over-year operating revenue. However, margin declined to 27.5% from 28.3% in Q2 2021, due to a 10.0% increase in operating costs that reflected the return of the F1 Canadian Grand Prix and increased overall activity as the economy returns to more normal levels.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.92 per common share, payable on October 15, 2022 to shareholders of record at the close of business on September 15, 2022.

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OUTLOOK FOR 2022

BCE confirmed its financial guidance targets for 2022, as provided on February 3, 2022, as follows:

	2021 Results	2022 Guidance
Revenue growth	2.5%	1% – 5%
Adjusted EBITDA growth	3.0%	2% – 5%
Capital intensity[1]	20.7%	21%
Adjusted EPS growth	5.6%	2% – 7%
Free cash flow growth[1]	(11.0%)	2% – 10%
Annualized common dividend per share	$3.50	$3.68

For the full-year 2022, we expect growth in adjusted EBITDA, a reduction in contributions to post-employment benefit plans and payments under other post-employment benefit plans, and lower cash income taxes, will drive higher free cash flow.

Please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release for a description of the principal assumptions on which BCE’s 2022 financial guidance targets are based, as well as the principal related risk factors.

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q2 2022 results on Thursday, August 4 at 8:00 am eastern. Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-800-806-5484 or 416-340-2217 and enter passcode 6085726#. A replay will be available until midnight on September 4, 2022 by dialing 1-800-408-3053 or 905-694-9451 and entering passcode 6368475#. A live audio webcast of the conference call will be available on BCE’s website at BCE Q2 2022 conference call.

NON-GAAP AND OTHER FINANCIAL MEASURES

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP) while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE’s performance.

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:

●	Non-GAAP financial measures;
●	Non-GAAP ratios;
●	Total of segments measures;
●	Capital management measures; and
●	Supplementary financial measures.

1 In Q2 2022, we applied the IFRIC Agenda Decision on Demand Deposits with Restrictions on Use arising from a Contract with a Third Party (IAS 7 – Statement of Cash Flows) retrospectively to each prior period presented. For further details, refer to Note 2, Basis of presentation and significant accounting policies in our Q2 2022 shareholder report.

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This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use in this news release to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures’ labelling is not sufficiently descriptive.

Non-GAAP Financial Measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE’s consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our on-going operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use in this news release to explain our results as well as reconciliations to the most comparable IFRS financial measures.

Adjusted net earnings – Adjusted net earnings is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI.

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable IFRS financial measure is net earnings attributable to common shareholders.

The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

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($ millions)
	Q2 2022	Q2 2021

Net earnings attributable to common shareholders	596	685
Reconciling items:
Severance, acquisition and other costs	40	7
Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	81	(100)
Net equity losses on investments in associates and joint ventures	42	14
Net gains on investments	(16)	-
Early debt redemption costs	-	-
Impairment of assets	106	164
Income taxes for above reconciling items	(62)	(18)
NCI for the above reconciling items	4	(1)
Adjusted net earnings	791	751

Available liquidity – Available liquidity is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define available liquidity as cash, cash equivalents and amounts available under our securitized trade receivable program and our committed bank credit facilities.

We consider available liquidity to be an important indicator of the financial strength and performance of our businesses because it shows the funds available to meet our cash requirements, including for, but not limited to, capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, on-going operations, the acquisition of spectrum, and other cash requirements. We believe that certain investors and analysts use available liquidity to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash.

The following table is a reconciliation of cash to available liquidity on a consolidated basis.

($ millions)

	June 30, 2022	December 31, 2021

Cash[1]	596	289

Amounts available under our securitized trade receivables program[2]	400	400

Amounts available under our committed bank credit facilities[3]	2,091	2,789

Available liquidity[1]	3,087	3,478

1 In Q2 2022, we applied the IFRIC Agenda Decision on Demand Deposits with Restrictions on Use arising from a Contract with a Third Party (IAS 7 – Statement of Cash Flows) retrospectively to each prior period presented. For further details, refer to Note 2, Basis of presentation and significant accounting policies in our Q2 2022 shareholder report.

2 At June 30, 2022 and December 31, 2021, $400 million was available under our securitized trade receivables program, under which we borrowed $900 million as at June 30, 2022 and December 31, 2021. Loans secured by trade receivables are included in Debt due within one year in our consolidated financial statements.

3 At June 30, 2022 and December 31, 2021, respectively, $2,091 million and $2,789 million were available under our committed bank credit facilities, given outstanding commercial paper of $1,093 million in U.S. dollars ($1,409 million in Canadian dollars) and $561 million in U.S. dollars ($711 million in Canadian dollars) as at June 30, 2022 and December 31, 2021, respectively. Commercial paper outstanding is included in Debt due within one year in our consolidated financial statements.

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Free cash flow – Free cash flow is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses. Free cash flow shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash flows from operating activities.

The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)

	Q2 2022	Q2 2021

Cash flows from operating activities	2,597	2,499

Capital expenditures	(1,219)	(1,210)

Cash dividends paid on preferred shares	(34)	(31)

Cash dividends paid by subsidiaries to NCI	(14)	(15)

Acquisition and other costs paid	3	2

Free cash flow	1,333	1,245

Non-GAAP Ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Below is a description of the non-GAAP ratio that we use in this news release to explain our results.

Adjusted EPS – Adjusted EPS is a non-GAAP ratio and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, refer to Non-GAAP Financial Measures above.

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to

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economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

Total of Segments Measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE’s consolidated primary financial statements.

Below is a description of the total of segments measure that we use in this news release to explain our results as well as a reconciliation to the most comparable IFRS financial measure.

Adjusted EBITDA – Adjusted EBITDA is a total of segments measure. We define adjusted EBITDA as operating revenues less operating costs as shown in BCE’s consolidated income statements.

The most directly comparable IFRS financial measure is net earnings. The following table is a reconciliation of net earnings to adjusted EBITDA on a consolidated basis.

($ millions)

	Q2 2022	Q2 2021

Net earnings	654	734

Severance, acquisition and other costs	40	7

Depreciation	933	905

Amortization	266	248

Finance costs

Interest expense	269	268

Net (return) interest on post-employment benefit plans	(7)	5

Impairment of assets	106	164

Other expense (income)	97	(91)

Income taxes	232	236
Adjusted EBITDA	2,590	2,476

Supplementary Financial Measures

A supplementary financial measure is a financial measure that is not reported in BCE’s consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures’ labelling is not sufficiently descriptive.

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KEY PERFORMANCE INDICATORS (KPIs)

We use adjusted EBITDA margin, blended ARPU, capital intensity, churn and subscriber (or customers or NAS) units to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to BCE’s financial guidance (including revenues, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s 2022 annualized common share dividend, our network deployment plans and anticipated capital expenditures, our plans to deliver faster Internet and Wi-Fi speeds and related offerings, the expectation that we have the financial strength and flexibility to execute on our strategic priorities and capital markets objectives in 2022, our goal to achieve our science-based targets (SBTs) for greenhouse gas (GHG) emissions reduction, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of August 4, 2022 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. From time to time, we consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after August 4, 2022. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected financial results, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to the following:

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Canadian Economic Assumptions

Our forward-looking statements are based on certain assumptions concerning the Canadian economy. As most public health restrictions in Canada have been lifted, pandemic-related effects on consumer caution and travel are assumed to continue to fade over 2022 and 2023. In particular, we have assumed:

●	Slowing economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 3.5% in 2022, representing a decrease from the earlier estimate of 4.25%
●	Elevated consumer price index (CPI) inflation driven by sharp increases in energy and food prices as well as supply disruptions and strong demand for goods
●	Tight labour market leading to rising wage growth
●	Modest household consumption growth supported by the spending of some of the savings accumulated during the pandemic
●	Business investment outside the oil and gas sector supported by solid demand, improved business confidence and a push to alleviate capacity constraints
●	Higher interest rates
●	Higher immigration
●	The conflict between Russia and Ukraine affecting the Canadian economy through higher food and gasoline prices
●	Canadian dollar expected to remain at or near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.

Canadian Market Assumptions

Our forward-looking statements also reflect various Canadian market assumptions. In particular, we have made the following market assumptions:

●	A consistently high level of wireline and wireless competition in consumer, business and wholesale markets
●	Higher, but slowing, wireless industry penetration
●	A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative over-the-top (OTT) competitors
●

While the advertising market continues to be adversely impacted by cancelled or delayed advertising campaigns from many sectors due to the economic downturn during the COVID-19 pandemic, we do expect gradual recovery in 2022

●

Declines in broadcasting distribution undertaking (BDU) subscribers driven by increasing competition from the continued rollout of subscription video-on-demand (SVOD) streaming services together with further scaling of OTT aggregators

Assumptions Concerning our Bell Wireless Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Wireless segment:

●	Maintain our market share of national operators’ wireless postpaid mobile phone net additions and growth of our prepaid subscriber base
●	Continued strong competitive intensity and promotional activity across all regions and market segments
●	Ongoing expansion and deployment of 5G and 5G+ wireless networks, offering competitive coverage and quality
●	Continued diversification of our distribution strategy with a focus on expanding direct-to-consumer (DTC) and online transactions
●	Growth in mobile phone blended ARPU, driven by growth in 5G subscriptions, and increased roaming revenue from the easing of travel restrictions implemented as a result of

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the COVID-19 pandemic, partly offset by reduced data overage revenue due to the continued adoption of unlimited plans

●	Accelerating business customer adoption of advanced 5G, 5G+ and IoT solutions
●	Improving wireless handset device availability in addition to stable device pricing and margins
●

Realization of cost savings related to operational efficiencies enabled by changes in consumer behaviour, digital adoption, product and service enhancements, new call centre and digital investments and other improvements to the customer service experience

●	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our wireless business

Assumptions Concerning our Bell Wireline Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Wireline segment:

●	Further deployment of direct fibre to more homes and businesses within our wireline footprint
●	Continued growth in retail Internet and IPTV subscribers
●	Increasing wireless and Internet-based technological substitution
●	Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas, moderated by growing our share of competitive residential service bundles
●	Continued large business customer migration to IP-based systems
●	Ongoing competitive repricing pressures in our business and wholesale markets
●	Continued competitive intensity in our small and medium-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers
●	Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services
●	Accelerating customer adoption of OTT services resulting in downsizing of TV packages
●

Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require ongoing capital investment

●

Realization of cost savings related to operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, expanding self-serve capabilities, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers

●	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our wireline business

Assumptions Concerning our Bell Media Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Media segment:

●

Overall revenue expected to reflect continued scaling of our strategic audience management (SAM) TV and Bell demand-side-platform (DSP) buying platforms, a gradual recovery in advertising, as well as direct-to-consumer (DTC) subscriber growth

●	Continued escalation of media content costs to secure quality programming, as well as the continued return to normal volumes of entertainment programming
●	Continued scaling of Crave through broader content offering, user experience improvements and Crave Mobile

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●	Continued investment in Noovo original programming to better serve our French-language customers with a wider array of content on their preferred platforms
●	Leveraging of first-party data to improve targeting, advertisement delivery and attribution
●	Ability to successfully acquire and produce highly rated programming and differentiated content
●	Building and maintaining strategic supply arrangements for content across all screens and platforms
●	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

Financial Assumptions Concerning BCE

Our forward-looking statements are also based on the following internal financial assumptions with respect to BCE for 2022:

●	An estimated post-employment benefit plans service cost of approximately $255 million
●	An estimated net return on post-employment benefit plans of approximately $50 million, instead of $70 million
●	Depreciation and amortization expense of approximately $4,700 million to $4,750 million
●	Interest expense of approximately $1,075 million to $1,125 million
●	Interest paid of approximately $1,125 million to $1,175 million
●	An average effective tax rate of approximately 27%
●	NCI of approximately $60 million
●	Contributions to post-employment benefit plans of approximately $150 million, instead of $200 million
●	Payments under other post-employment benefit plans of approximately $75 million
●	Income taxes paid (net of refunds) of approximately $800 million to $900 million
●	Weighted average number of BCE common shares outstanding of approximately 911 million
●	An annual common share dividend of $3.68 per share

Assumptions underlying expected reductions in contributions to our defined benefit pension plans

Our forward-looking statements are also based on the following principal assumptions underlying expected reductions in contributions to our defined benefit pension plans:

●

At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken

●	No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates
●	No material experience losses from other unforeseen events such as through litigation or changes in laws, regulations or actuarial standards

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Assumptions underlying our GHG emissions reduction targets

Our GHG emissions reduction targets are based on a number of assumptions including, without limitation, the following principal assumptions:

●	Implementation of various corporate and business initiatives to reduce our electricity and fuel consumption, as well as reduce other direct and indirect GHG emissions enablers
●	No new corporate initiatives, business acquisitions or technologies that would materially increase our anticipated levels of GHG emissions
●	Our ability to purchase sufficient credible carbon credits and renewable energy certificates to offset or further reduce our GHG emissions, if and when required
●	No negative impact on the calculation of our GHG emissions from refinements in or modifications to international standards or the methodology we use for the calculation of such GHG emissions
●	No required changes to our SBTs pursuant to the SBTi methodology that would make the achievement of our updated SBTs more onerous
●	Sufficient supplier engagement and collaboration in setting their own SBTs and sufficient collaboration with partners in reducing their own GHG emissions

The foregoing assumptions, although considered reasonable by BCE on August 4, 2022, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2022 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2022 financial guidance targets, essentially depends on our business performance, which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: the adverse effects of the COVID-19 pandemic, including from the restrictive measures implemented or to be implemented as a result thereof, and the adverse effects of the conflict between Russia and Ukraine, including from the economic sanctions imposed or to be imposed as a result thereof, and supply chain disruptions resulting therefrom; adverse economic and financial market conditions, including from the COVID-19 pandemic and the conflict between Russia and Ukraine; a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services; the intensity of competitive activity including from new and emerging competitors; the level of technological substitution and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of OTT TV and other alternative service providers, as well as the fragmentation of, and changes in, the advertising market; rising content costs and challenges in our ability to acquire or develop key content; the proliferation of content piracy; higher Canadian smartphone penetration and reduced or slower immigration flow; regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business including, without limitation, concerning the conditions and prices at which access to our networks may be mandated and spectrum may be acquired in auctions; the inability to protect our physical and non-physical assets from events such as information security attacks, which risk may be exacerbated by the conflict between Russia and Ukraine, unauthorized access or entry, fire and natural disasters; the failure to implement effective data governance; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure; the inability to drive a positive customer experience; the failure to attract, develop and retain a diverse and talented team capable of furthering our strategic

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imperatives; labour disruptions and shortages; the failure to maintain operational networks; service interruptions or outages due to legacy infrastructure and the possibility of instability as we transition towards converged wireline and wireless networks; the failure by us, or by other telecommunications carriers on which we rely to provide services, to complete planned and sufficient testing, maintenance, replacement or upgrade of our or their networks, equipment and other facilities, which could disrupt our operations including through network failures; the risk that we may need to incur significant unplanned capital expenditures to provide additional capacity and reduce network congestion; the complexity of our operations; the failure to implement or maintain highly effective processes and information technology (IT) systems; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, IT systems, equipment and other facilities; in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject; our dependence on third-party suppliers, outsourcers, and consultants to provide an uninterrupted supply of the products and services we need; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data governance and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether dividends will be declared by BCE’s board of directors or whether the dividend on common shares will be increased; the inability to manage various credit, liquidity and market risks; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the failure to reduce costs, as well as unexpected increases in costs, and the inability to generate anticipated benefits from acquisitions and corporate restructurings; the failure to evolve practices to effectively monitor and control fraudulent activities; pension obligation volatility and increased contributions to post-employment benefit plans; unfavourable resolution of legal proceedings; the failure to develop and implement strong corporate governance practices and compliance frameworks and to comply with legal and regulatory obligations; the failure to recognize and adequately respond to climate change and other environmental concerns and expectations; pandemics, epidemics and other health risks, including health concerns about radio frequency emissions from wireless communications devices and equipment; the inability to adequately manage social issues; and internal factors, such as the failure to implement sufficient corporate and business initiatives, as well as various external factors which could challenge our ability to achieve our ESG targets including, without limitation, those related to GHG emissions reduction and diversity, equity and inclusion.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2021 Annual MD&A dated March 3, 2022 (included in BCE’s 2021 Annual Report) and BCE’s 2022 First and Second Quarter MD&As dated May 4, 2022 and August 3, 2022, respectively, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

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About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, Internet, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

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